Exhibit 99.3

NEWSRELEASE
OTCQB: CPPXF

CONTINENTAL ENTERS INTO CONDITIONAL FINANCING ARRANGEMENT FOR MALOY REFINERY

KIPI Maloy, Kalimantan Timur, Indonesia, 8 May 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that it has entered into a conditional financing arrangement with a privately owned, multinational, refined petroleum products trading company group (the "Investor") for the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), and the development of KKC's Maloy Refinery.

The arrangement, and closing of any transaction, is subject to and conditional upon the Investor independently arranging its own finance and securing a long term crude oil or condensate refinery feedstock supply in such amounts and upon such terms and conditions that are satisfactory to the Investor, and to definitive transaction agreements.

Under the pre-agreed general terms of the conditional agreement between the Investor, the Company, and KKC; the Investor will earn an 80% majority and controlling interest in KKC by providing 100% of KKC's capital investment and funding requirements to realize the Maloy Refinery development, and also undertaking obligations to 1) supply or otherwise guarantee long term crude oil or condensate feedstock to the Maloy Refinery, and 2) take delivery or otherwise guarantee long term refined products and fuels offtake from the Maloy Refinery.

The Company's 20% share of KKC financing requirements shall be advanced by the Investor on the Company's behalf, and the Company shall repay the cumulative amount of such non-interest bearing advances to the Investor from an 80% portion of the Company's 20% entitlement share of income and/or dividends distributions as and when such are received from KKC.

At such time as the conditions of closing are met, and mutually agreeable definitive closing agreements are entered, the transaction shall close and the Company shall thereafter retain and own a 20% shareholding in KKC, which shall act as an incorporated joint venture between the Company and the Investor. KKC will continue to own and operate 100% of the Maloy Refinery.

About PT Kilang Kaltim Continental and the Maloy Refinery - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity Maloy Refinery will be built in two phases and the first phase will have a capacity of 10,000 bpd. The refinery will produce motor fuels for local sale direct to underserved industrial and retail consumers within the East Kalimantan Province and surrounding region.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's expectations, plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the conditional financing arrangement will close. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.